UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2024

Commission File No. 001-38505

CLPS Incorporation

c/o Unit 1000, 10th Floor, Millennium City III

370 Kwun Tong Road, Kwun Tong, Kowloon

Hong Kong SAR

Tel: (852) 37073600

(ADDRESS OF PRINCIPAL EXECUTIVE OFFICE)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Departure of Directors or Principal Officers; Election of Directors; Appointment of Principal Officers

On July 1, 2024, the Board of Directors of CLPS Incorporation (the “Company”), a company incorporated in the Cayman Islands, promoted Mr. Henry Li Li, the Chief Operating Officer (“COO”) of the Company, to the President of the Company, and decided that there is no need to fill in the vacancy of COO, effective July 1, 2024. On the same date, Mr. Henry Li Li, resigned as the COO.

The biography for Mr. Li is set forth below:

Mr. Li was appointed as the Chief Operating Officer in June 2019. Mr. Li has 20 years of professional and IT experience in the financial and IT industry. From June 2017 to June 2019, Mr. Li served as Vice President of Technology and Operations in Mastercard China. From July 2013 to June 2017, Mr. Li served as Executive Manager, Head of Business Solution and Quality Assurance at Commonwealth Bank of Australia China. Mr. Li graduated from Tianjin University, Tianjin, China, with a bachelor’s degree in Computer Science. Mr. Li holds an MSE degree from Fudan University, Shanghai, China.

Mr. Li has no family relationships with any of the executive officers or directors of the Company.

On July 2, 2024, the Company issued a press release announcing Mr. Henry Li Li’s appointment, which is furnished hereto as Exhibit 99.1.

EXHIBIT INDEX

Exhibit	Description
99.1	Press Release dated July 2, 2024

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 2, 2024

CLPS Incorporation

By:	/s/ Raymond Ming Hui Lin
Name:	Raymond Ming Hui Lin
Title:	Chief Executive Officer and Director

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